EXHIBIT 4.1

DESCRIPTION OF CITIZENS CAPITAL STOCK
The following description of Citizens’ capital stock is a summary of the material terms of Citizens’ charter and bylaws, as amended. Reference is made to the more detailed provisions of, and the descriptions are qualified in their entirety by reference to, these documents, forms of which are filed with the SEC as exhibits to the Annual Report on Form 10-K for the fiscal year ended December 31, 2019, and applicable law.
The following description of Citizens capital stock is a summary only and is not a complete description of such terms. This description is subject to the detailed provisions of, and is qualified in its entirety by reference to, Maryland law, the Citizens charter and the Citizens bylaws, as amended. The Citizens charter and bylaws are filed with the SEC as exhibits to the Annual Report on Form 10-K for the fiscal year ended December 31, 2019, and will be sent to our shareholders free of charge upon written or telephonic request.
General
Citizens’ authorized capital stock consists of 30,000,000 shares of common stock, par value $0.01 per share, which we have referred to herein as the “Citizens common stock” and 1,000,000 shares of preferred stock, par value $0.01 per share, which we refer to as the “Citizens preferred stock.” As of March 10, 2020, there were 11,151,009 shares of Citizens common stock issued and outstanding, and no shares of Citizens preferred stock were issued and outstanding. Subject to the rights and preferences granted to holders of the Company’s preferred stock, if any, the authorized but unissued shares of the Company’s capital stock are available for future issuance without stockholder approval, unless otherwise required by applicable law or the rules of any applicable securities exchange. All of Citizens’ issued and outstanding shares of capital stock are validly issued, fully paid and non-assessable.
Citizens Common Stock
Subject to the rights and preferences granted to holders of Citizens’ preferred stock then outstanding, if any, and except with respect to voting rights, conversion rights and certain distributions of Citizens’ capital stock, holders of Citizens common stock will rank equally with respect to distributions and have identical rights, preferences, privileges and restrictions, including the right to attend meetings and receive any information distributed by Citizens with respect to such meetings.
Dividends
Holders of Citizens common stock are entitled to receive ratably such dividends as may be authorized by the Citizens board and declared by Citizens from time to time out of legally available funds. In no event will any stock dividends or stock splits or combinations of stock be authorized, declared or made on common stock unless the shares of common stock are treated equally and identically.

The ability of the Citizens board to authorize, and our ability to declare and pay, dividends on Citizens common stock is subject to the laws of the State of Maryland, applicable federal and state banking laws and regulations, and the terms of any senior securities (including the terms of Citizens preferred stock) Citizens may then have outstanding. Citizens’ principal source of income is dividends that are declared and paid by its wholly owned banking subsidiary, CCF Bank, on its capital stock. Therefore, Citizens’ ability to pay dividends is dependent upon the receipt of dividends from CCF Bank.
Voting Rights
Each holder of Citizens common stock is entitled to one vote for each share of record held on all matters submitted to a vote of shareholders, except as otherwise required by law and subject to the rights and preferences of the holders of any outstanding shares of Citizens preferred stock. Holders of Citizens common stock are not entitled to cumulative voting in the election of directors. Directors are elected by a plurality of the votes cast. In addition to any other vote required by law, the affirmative vote of 80% of the voting power of all of the then-outstanding shares of capital stock of Citizens entitled to vote generally in the election of directors is required to:

(a)	remove any director, or the entire Citizens board, from office; provided that a director may only be removed for cause;

(b)	amend any provision of the Citizens bylaws;

(c)	approve certain business combinations, as more particularly set forth in Article 9 of the Citizens charter;

(d)	approve certain acquisitions of equity securities by Interested Persons (as such term is defined in the Citizens charter), as more particularly set forth in Article 11 of the Citizens charter; and

(e)
amend the provisions of the Citizens charter relating to (i) Citizens preferred stock, (ii) restrictions on the voting rights of Citizens equity securities, (iii) the vote required to approve certain extraordinary actions, (iv) directors, (v) the Citizens bylaws, (vi) the approval of certain business combinations, (vii) the approval of acquisitions of equity securities from interested persons, (viii) the indemnification of directors and officers, (iv) limitations of liability or (x) the vote required to amend any provision of the Citizens charter.

Except to the extent such matter requires the approval of 80% of the voting power of the then-outstanding shares of capital stock as described above, the affirmative vote of Citizens’ stockholders entitled to cast a majority of the votes entitled to be cast on the matter is generally required to approve any amendment to the Citizens charter or a merger, consolidation, conversion, statutory share exchange or dissolution of Citizens.
Liquidation Rights
In the event of Citizens’ liquidation, dissolution or winding up, holders of Citizens common stock are entitled to share ratably in all of Citizens’ assets remaining after payment of liabilities, including but not limited to the liquidation preference of any then outstanding Citizens preferred stock. Because Citizens is a bank holding company, Citizens’ rights and the rights of Citizens’ creditors and shareholders to receive the assets of any subsidiary upon liquidation or recapitalization may be subject to prior claims of Citizens’ subsidiary’s creditors, except to the extent that Citizens may be a creditor with recognized claims against its subsidiary.
Preemptive and Other Rights
Holders of Citizens common stock are not entitled to any preemptive, subscription or redemption rights except as may be established by the Citizens board.
Citizens Preferred Stock
Citizens’ charter authorizes the Citizens board to establish one or more series of preferred stock. Unless required by law or any stock exchange and subject to the rights and preferences of the holders of any outstanding shares of the Company preferred stock, the authorized shares of Citizens preferred stock are available for issuance without further action by the stockholders. The Citizens board is authorized to divide the preferred stock into series and, with respect to each series, is required by the laws of the State of Maryland to fix and determine the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms or conditions of redemption of each such series. The number of authorized shares of preferred stock may be increased or decreased (but not below the number of shares then outstanding) by the affirmative vote of the holders of a majority of Citizens common stock, without a vote of the holders of the preferred stock, unless a vote of the holders of the preferred stock is required by law or pursuant to the terms of such preferred stock. Without stockholder approval, Citizens could issue preferred stock that could impede or discourage an acquisition attempt or other transaction that some, or a majority, of Citizens’ stockholders may believe is in their best interests or in which they may receive a premium for their common stock over the market price of the common stock.

Authorized but Unissued Citizens Capital Stock
The MGCL does not generally require shareholder approval for the issuance of authorized shares, and the Citizens charter explicitly provides that the Citizens board may be issued from time to time without further approval of the holders of Citizens common stock. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions. However, the listing requirements of the NASDAQ, which would apply so long as the Citizens common stock remains listed on the NASDAQ, require shareholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power or then outstanding number of shares of common stock.

One of the effects of the existence of unissued and unreserved Citizens common stock or preferred stock may be to enable the Citizens board to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of Citizens by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of Citizens’ management and possibly deprive Citizens’ shareholders of opportunities they may believe are in their best interests or in which they may receive a premium for their Citizens common stock over the market price of the common stock.
Anti-Takeover Effects of Provisions of Applicable Law and the Citizens Charter and Citizens Bylaws
The Subtitle 8 provisions of the MGCL and the supermajority vote requirements and advance notice requirements for director nominations and shareholder proposals, as well as the staggered board of directors, may have the effect of delaying, deterring or preventing a transaction or a change in the control that might involve a premium price for shares of Citizens common stock or otherwise be in the best interests of Citizens shareholders.
Federal Banking Law
The ability of a third party to acquire Citizens’ stock is also limited under applicable U.S. banking laws and regulatory approval requirements, including any applicable approval requirements of the OCC under the National Bank Consolidation and Merger Act, as amended and any applicable approval requirements of the Federal Reserve Board under the BHCA.
Classified Board; Director Removal
The Citizens charter provides that the Citizens board shall be divided into three classes of directors, with the classes as nearly equal in number as possible. As a result, approximately one-third of the Citizens board will be elected each year. The classification of directors has the effect of making it more difficult for shareholders to change the composition of the Citizens board. Further, Citizens directors may only be removed for cause and with an affirmative vote of 80% of the voting power of the then outstanding shares of stock Citizens entitled to vote in the election of directors, voting together as a single class.
Limits on Written Consents
Under Maryland law, unless the charter of a company provides otherwise (which the Citizens charter does not), any action to be taken by the shareholders that the shareholders are required or permitted to take must be effected at a duly called annual or special meeting of shareholders or by unanimous written consent of the shareholders.
Annual Meetings; Limits on Special Meetings
Citizens holds an annual meeting of stockholders each year. Citizens’ 2019 annual meeting of stockholders was held on June 6, 2019. Subject to the rights of the holders of any series of preferred stock, special meetings of the shareholders may be called only by (i) the Citizens’ president, (ii) the

Citizens board, and (iii) Citizens’ secretary upon the written request of the holders of a majority of all shares outstanding and entitled to vote on the business to be transacted at the meeting.

Listing
The Citizens common stock is listed on the NASDAQ Global Market under the symbol “CZWI.”
Transfer Agent and Registrar
The transfer agent and registrar for the Citizens common stock and non-voting common stock is Continental Stock Transfer & Trust.